UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                              Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

                  [ ]Merger

                  [x] Liquidation

                  [  ]Abandonment of Registration
                     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                  [  ]Election of status as a Business Development Company
                       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Runkel Funds, Inc. (the "Fund")

3. Securities and Exchange Commission File No.: 811-21237

4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

                  [  ]Initial Application            [ X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

              903 Chevy Street
              Belmont, California 94002

              Telephone: (650) 591-3042

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

              Dee Anne Sjogren, Esq.
                               Thompson Coburn LLP
                                One US Bank Plaza
                         St. Louis, Missouri 63101-1693
                                 (314) 552-6295







7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                                Thomas J. Runkel
                                903 Chevy Street
              Belmont, California 94002
                                 (650) 591-3042

              Unified Fund Services, Inc.
              431 North Pennsylvania Street
              Indianapolis, IN 46204
                                 (317) 917-7003

              NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

                  [X] Management company;

                  [  ]Unit investment trust; or

                  [  ]Face-amount certificate company.

9. Sub-classification if the fund is a management company (check only one):

                  [X] Open-end [ ] Closed-end


10. State law which the Fund was organized or formed (e.g., Delaware, Massachusetts):

              Runkel Funds (the "Company") is a Maryland company. The Fund was organized as a series of the Company.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

              Runkel Advisors, LLC
              903 Chevy Street
              Belmont, California 94002

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

              Unified Financial Securities, Inc.
              431 North Pennsylvania Street,
              Indianapolis, IN 46204.







13. If the fund is a unit investment trust ("UIT") provide: N/A

                  (a) Depositor's name(s) and address(es):

                  (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [] Yes [X] No

              If Yes, for each UIT state:

                                    Name(s):

                  File No.: 811- _________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes [ ]No

              If Yes, state the date on which the board vote took place:
              September 30, 2005

                                 If No, explain:

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [] Yes [X] No

              If Yes, state the date on which the shareholder vote took place:

                                 If No, explain:

              Shareholder approval was not required. Article of Incorporation of the Company provide that any series of the Company, such as the Fund, may be dissolved by the Board of Directors by written notice to shareholders. A majority of the trustees approved the dissolution of the Fund on September 30, 2005, and notice to shareholders was provided in a supplement to the prospectus dated October 4, 2005. Shareholders are entitled to participate in the Fund's liquidation only by receiving distributions to shareholders. The Articles do not require shareholder approval to liquidate the Fund.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes [ ] No

                  (a) If Yes, list the date(s) on which the fund made those distributions: October 30, 2005

                  (b) Were the distributions made on the basis of net assets?

                  [X] Yes [ ] No

                  (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
                      Were any distributions to shareholders made in kind?

                  [] Yes [X] No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only: N/A Has the fund issued senior securities?

                  [ ] Yes           [  ] No

              If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

                  [X] Yes [ ] No

              If No,

                  (a) How many shareholders does the fund have as of the date of this form is filed?

                  (b) Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]Yes           [X] No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?
              (See question 18 above)

                  [  ]Yes           [X] No

              If Yes,

                  (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (b) Why has the fund retained the remaining assets?

                  (c) Will the remaining assets be invested in securities?

                  [  ]Yes           [  ]No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]Yes           [X] No

              If Yes,

                  (a) Describe the type and amount of each debt or other liability:

                  (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

                  (i) Legal expenses:                                $   180.00
                  (ii)Accounting expenses:                           $        0
                  (iii) Other expenses (list and identify separately): 1. Transfer Agency Fees $ 946.60
                           2.  Fund Accounting Fees                  $ 1,166.67
                           3.  Administrative Fees                   $ 1,794.17
                           4.  Shareholder Reimbursements            $        0
                                                                     ----------
                  (iv)Total expenses (sum of lines (i)-(iii) above): $ 4,087.44

              (b) How were those expenses allocated?
                  One hundred percent (100%) of the total expenses described above were paid by Runkel Advisors, LLC ("Runkel"), the Fund's Advisor, or Thomas J. Runkel. Runkel paid certain expenses out-of-pocket and then directed the Fund to deduct the remaining expenses from the Fund shareholder account of Thomas
                  J. Runkel. All liquidation expenses of the Fund have been paid.

              (c) Who paid those expenses?
                  Runkel Advisors, LLC, the Fund's Advisor, and Thomas J. Runkel, Manager of the Advisor.

              (d) How did the fund pay for unamortized expenses (if any)? No expenses were amortized.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [X] Yes [ ]No

              If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

                  The initial application was filed on December 7, 2005 (SEC Accession No. 0001035449-05-000758; File No. 811-21070).

V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative processing?

                  [  ]Yes           [X] No

              If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]Yes           [X] No

              If Yes, describe the nature and extent of those activities:

VI.  Mergers Only:  N/A

26. (a) State the name of the fund surviving the Merger:

              (b) State the Investment Company Act file number of the fund surviving the Merger: 811- ___________

              (c) If the merger or reorganization agreement has not been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                        VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Runkel Funds, Inc., (ii) he is the Chairman, President, Secretary and Treasurer of Runkel Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                 (Signature)


                                               /s/ Thomas J. Runkel
                                              ---------------------------------
                                              Thomas J. Runkel,
                                              Chairman, President, Secretary
                                              and Treasurer